UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 4)

GENZYME CORPORATION

(Name of Subject Company (Issuer))

GC MERGER CORP.

SANOFI-AVENTIS

(Offerors)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, $0.01 par value

(Title of Class of Securities)

372917104

(CUSIP Number of Class of Securities)

Karen Linehan

Senior Vice President Legal Affairs and General Counsel

Sanofi-Aventis

174, avenue de France

75013 Paris, France

Telephone: +33 1 53 77 40 00

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Michael J. Aiello, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

(212) 310-8000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$18,351,638,353	$1,308,472

(1)	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding: (i) the product of (x) 254,839,847 (the number of shares of common stock of the subject company (“Shares”) issued and outstanding as of July 31, 2010) and (y) $69.00 (the per Share offer price); and (ii) the product of (x) 37,230,306 (the number of Shares issuable upon exercise of outstanding options, warrants and rights as of December 31, 2009) and (y) $20.62 (the difference between the $69.00 per Share offer price and $48.38, the weighted-average exercise price of such options, warrants and rights). The number of outstanding Shares is reported in the subject company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2010, and the number and weighted-average exercise price of the subject company’s options, warrants and rights is reported in the subject company’s Definitive Proxy Statement filed April 26, 2010.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 by multiplying the transaction value by 0.00007130.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $1,308,472	Filing Party: Sanofi-Aventis
Form of Registration No.: Schedule TO	Date Filed: October 4, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 4, 2010 (which, together with any amendments and supplements thereto, collectively constitute the “Schedule TO”) and is filed by (i) GC Merger Corp., a Massachusetts corporation (the “Purchaser”), and a wholly-owned subsidiary of Sanofi-Aventis, a French société anonyme (“Parent”) and (ii) Parent. The Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of common stock, $0.01 par value per share (the “Shares”), of Genzyme Corporation, a Massachusetts corporation (“Genzyme”), at a purchase price of $69.00 per Share net to the sellers in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 4, 2010 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Schedule TO (including the Offer to Purchase) contains important information about the Offer, all of which should be read carefully by Genzyme shareholders before any decision is made with respect to the Offer.

Documentation relating to the Offer has been mailed to Genzyme shareholders and may be obtained at no charge at the website maintained by the SEC at www.sec.gov and may also be obtained at no charge by directing a request by mail to MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016, or by calling toll-free at (800) 322-2885.

All information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated by reference in answer to Items 1 through 12 in the Schedule TO, except those items as to which information is specifically provided herein. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

Amendments to the Offer to Purchase

Items 1 to 11.

The Offer to Purchase and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

The sub-section captioned “Litigation” in Section 15 (“Certain Legal Matters; Regulatory Approvals”) is hereby amended by appending the following language at the end of the sub-section:

On August 31, 2010, David Shade, who also purports to be a Genzyme shareholder, filed a putative class action complaint against Genzyme and its Board of Directors in Massachusetts state court (Middlesex County), Docket No. 10-3276 (the “Shade Action”). Like the complaint in the Chester County Action, the complaint in the Shade Action alleged that Genzyme’s directors are breaching their fiduciary duties to Genzyme’s public shareholders by, among other things, failing to engage in good faith negotiations with Parent or any other bidder to obtain the best possible offer for Genzyme and its shareholders. The complaint sought, among other things, an order certifying a plaintiff class consisting of all public Genzyme shareholders, an order enjoining Genzyme’s directors from instituting defensive measures that would inhibit their ability to maximize shareholder value, damages in an unspecified amount, and an award of attorneys’ fees and costs of litigation.

On September 2, 2010, the Louisiana Municipal Police Employees’ Retirement System, which also purports to be a Genzyme shareholder, filed a putative class action complaint against Genzyme and its Board of Directors in Massachusetts state court (Middlesex County), Docket No. 10-3327 (the “LAMPERS Action”). Like the complaints in the Chester County and Shade Actions, the complaint in the LAMPERS Action alleged that Genzyme’s directors are breaching their fiduciary duties to Genzyme’s public shareholders by, among other things, failing to engage in good faith negotiations with Parent or any other bidder to obtain the best possible offer for Genzyme and its shareholders. The complaint sought, among other things, a declaration that the action is properly maintainable as a class action, a declaration that Genzyme’s directors are breaching their fiduciary duties to Genzyme’s public shareholders by refusing to negotiate with Parent, damages in an unspecified amount, and an award of attorneys’ fees and costs of litigation.

On October 5, 2010, the plaintiffs in the Chester County, Kahn, Shade and LAMPERS Actions (collectively, the “State Court Actions”) filed a motion to consolidate their respective actions, which motion was granted the same day. On October 18, 2010, the plaintiffs in the State Court Actions filed a Consolidated Class Action Complaint against Genzyme and its Board of Directors, which, among other things, adds allegations that the Schedule 14D-9 that Genzyme filed with the SEC on October 7, 2010 fails to disclose all material information and is otherwise materially misleading. The Consolidated Class Action Complaint seeks, among other things, a declaration that the action is properly maintainable as a class action, a declaration that Genzyme’s directors are breaching their fiduciary duties to Genzyme’s public shareholders by refusing to negotiate with Parent, an order requiring Genzyme’s directors to disclose all material information regarding the Schedule 14D-9, damages in an unspecified amount, and an award of attorneys’ fees and costs of litigation. The defendants have not yet answered or otherwise responded to the Consolidated Class Action Complaint.

On October 12, 2010, the plaintiff in the Morelos Revocable Trust action filed a notice of voluntary dismissal of its complaint as to Parent.

On October 18, 2010, Warren Pinchuck, who also purports to be a Genzyme shareholder, filed a putative class action complaint against Genzyme and the Individual Defendants in the United States District Court for the District of Massachusetts, Case No. 1:10-cv-11776 (the “Pinchuck Action”). Like the complaints in the Chester County, Malina, Resendes and Field Actions, the complaint in the Pinchuck Action alleges that the Individual Defendants are breaching their fiduciary duties to Genzyme’s public shareholders by, among other things, failing to engage in good faith negotiations with Parent or any other bidder to obtain the best possible offer for Genzyme and its shareholders. The complaint further alleges that the Schedule 14D-9 that Genzyme filed with the SEC on October 7, 2010 is materially false and misleading. The complaint seeks, among other things, an order certifying a plaintiff class consisting of all public Genzyme shareholders, an order enjoining the Individual Defendants from breaching their fiduciary duties to Genzyme’s public shareholders by refusing to respond to Parent in good faith and for the purpose of maximizing shareholder value, an order enjoining the Individual Defendants from initiating any anti-takeover devices that would inhibit their ability to maximize shareholder value, damages in an unspecified amount, and an award of attorneys’ fees and costs of litigation. The defendants have not yet answered or otherwise responded to the complaint.

Item 12.	Exhibits

Item 12 of the Schedule TO is hereby amended by adding the following exhibit thereto:

(a)(5)(F)	Excerpt from Investor Presentation by Sanofi-Aventis on October 28, 2010.

SIGNATURE

After due inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

SANOFI-AVENTIS

By:	/S/ ALEXANDRE LEMOALLE
Name:	Alexandre Lemoalle
Title:	Authorized Signatory

GC MERGER CORP.

By:	/S/ KAREN LINEHAN
Name:	Karen Linehan
Title:	Authorized Signatory

Date: October 28, 2010

EXHIBIT INDEX

Exhibit	Exhibit Name

(a)(1)(A)	Offer to Purchase dated October 4, 2010.*

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Form of Summary Advertisement as published on October 4, 2010 in The Wall Street Journal.*

(a)(5)(A)	Press Release issued by Sanofi-Aventis on October 4, 2010.*

(a)(5)(B)	English Translation of Excerpts from Offer to Purchase published in France by Sanofi-Aventis on October 4, 2010.*

(a)(5)(C)	Investor Presentation by Sanofi-Aventis dated October 4, 2010.*

(a)(5)(D)	Transcript of Investor Conference Call held by Sanofi-Aventis on October 4, 2010.*

(a)(5)(E)	Press Release issued by Sanofi-Aventis on October 20, 2010.*

(a)(5)(F)	Excerpt from Investor Presentation by Sanofi-Aventis on October 28, 2010.**

(b)(A)	Facilities Agreement, dated October 2, 2010, by and among Sanofi-Aventis, BNP Paribas, J.P. Morgan plc and Société Générale Corporate & Investment Banking acting as Initial Mandated Lead Arrangers, Société Générale acting as Facilities Agent and the Financial Institutions included as Lenders therein.*

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.
**	Filed herewith.